Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qfin Holdings, Inc.

奇富科技股份有限公司

(Formerly known as Qifu Technology, Inc.)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

CHANGE OF COMPANY NAME

Reference is made to our announcement dated June 30, 2025 in relation to the poll results of the annual general meeting of our company held on the same date.

CHANGE OF COMPANY NAME

The board of directors (“Board”) is pleased to announce that the English name of our company has been changed from “Qifu Technology, Inc.” to “Qfin Holdings, Inc.” (the “Company”, and together with its subsidiaries and consolidated affiliated entities, the “Group”) (the “Change of Company Name”).

Following the passing of the special resolution in relation to the Change of Company Name by our shareholders (“Shareholders”) at our annual general meeting held on June 30, 2025, the Certificate of Incorporation on Change of Name was issued by the Registry of Companies in the Cayman Islands on June 30, 2025 certifying the change of name of our company and the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company was issued by the Registrar of Companies in Hong Kong on July 21, 2025 confirming the registration of the new name of the Company in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

After the Change of Company Name, the Company’s Chinese and English stock short names of “奇富科技-S” and “QFIN-S” respectively and the dual foreign name of “奇富科技股份有限公司” will remain unchanged.

CHANGE OF COMPANY WEBSITE

The website of the Company will be changed from “https://ir.qifu.tech” to “https://ir.qfin.com”, with effect from the date of this announcement. All documents submitted by the Company for publication on the website of Stock Exchange (including but not limited to announcements, notices, circulars, and reports) will also be published on this new Company website.

CHANGE OF COMPANY LOGO

The logo of the Company will be changed from to with effect from the date of this announcement, which will be printed on the relevant corporate documents of the Company (including but not limited to announcements, notices, circulars, reports and share certificates) and used on its website.

EFFECT ON SHAREHOLDERS

The above changes will not affect the rights of Shareholders or the Group’s operations and financial position. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of legal title to the Company’s shares and be valid for trading, settlement, registration and delivery purposes. Accordingly, there will not be any arrangement for free exchange of existing share certificates of our company for new share certificates bearing our company’s new name. Any new share certificates of our company issued will bear our company’s new name.

By order of the Board
Qfin Holdings, Inc.
Haisheng Wu
Chief Executive Officer

Hong Kong, July 25, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Haisheng Wu, Mr. Alex Zuoli Xu and Mr. Dan Zhao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao, Mr. Eric Xiaohuan Chen, Mr. Xiangge Liu and Ms. Jiao Jiao as Independent Directors.

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